

October 23, 2014

Via E-mail
Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary
TransAct Technologies, Inc.
One Hamden Center
Hamden, CT 06518

> **Re:** **TransAct Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 000-21121**

Dear Mr. DeMartino:

We have reviewed your letter dated October 2, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 18, 2014.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

1. We note your response to prior comment 1 that you have established vendor-specific objective evidence (VSOE) of selling price for the combined maintenance component when you sell your Epicentral solution bundled with the Mobile Host software. Please describe, in detail, your methodology for establishing VSOE for combined maintenance services. If VSOE is based on stated renewal rates established by management then

please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates or whether there have been any changes to these rates upon renewal. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief